UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39006

AMTD IDEA Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On November 6, 2026, we, together with our subsidiaries AMTD Digital Inc. and The Generation Essentials Group, issued a joint press release announcing the transfer by AMTD Digital Inc. to The Generation Essentials Group of its interests in four hotel premium assets pursuant to an Asset Transfer and Share Issuance Agreement, dated October 21, 2026, between AMTD Digital Inc. and The Generation Essentials Group, and the issuance by The Generation Essentials Group to AMTD Digital Inc. of 198,630,381 newly issued Class A ordinary shares in full satisfaction of the purchase price. A copy of the joint press release is furnished as Exhibit 99.1, and a copy of the Asset Transfer and Share Issuance Agreement is furnished as Exhibit 99.2, to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	AMTD IDEA, AMTD Digital and TGE Jointly Announce the Transfer of Four Premium Hotel Assets to TGE and the Issuance of 198,630,381 TGE Class A Ordinary Shares to AMTD Digital

99.2	Asset Transfer and Share Issuance Agreement, dated October 21, 2026, between AMTD Digital Inc. and The Generation Essentials Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: November 6, 2026

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